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May 31, 2012

CONFIDENTIAL

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               China Mobile Games and Entertainment Group Limited
Confidential Submission of Amendment No. 3 to Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose one copy of the Company’s Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 3 has been marked to show changes to the Registration Statement confidentially submitted to the Commission on April 13, 2012.

The Company is submitting Amendment No. 3 and this response letter on a confidential basis in accordance with the Jumpstart Our Business Startups Act (the “Act”) and confirms that (i) it is an “Emerging Growth Company,” as defined in the Act, (ii) it has not sold its common stock in an initial public offering pursuant to an effective Securities Act of 1933 registration statement prior to December 8, 2011, and (iii) the Company will publicly file the initial confidential submission and all amendments thereto as exhibits to the first

Partners:	Justin M. Dolling	David Patrick Eich	Douglas S. Murning	Nicholas A. Norris	John A. Otoshi
	Dominic W.L. Tsun	Li Chien Wong	David Yun

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

registration statement filed with the Commission EDGAR no later than 21 days prior to the date the Company first conducts a road show for its proposed initial public offering.

In addition to revising the disclosure in response to the staff’s comments, the Company has included, among other things, unaudited interim condensed consolidated financial statements of the Company as of and for the three months ended March 31, 2012. The Company has also included in Annex A, a copy of the artwork it intends to use in the inside front cover and the inside back cover of the prospectus.

Set forth below are the Company’s responses to the comments contained in the letter dated May 11, 2012 from the staff of the Commission. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the staff’s letter. For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.

On behalf of the Company, we wish to thank you and other members of the staff for your prompt response to the Company’s request for comments.

Prospectus Summary

General

1.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•                  Describe how and when a company may lose emerging growth company status; and

•                  State your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In response to the staff’s comment, the Company has added disclosure on the prospectus cover stating that it is an emerging growth company. In addition, on page 26 of the prospectus we have added disclosure that describes how and when a company may lose emerging growth company status, as well as a statement that the Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards.

2.                                      Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully confirms that neither it nor any authorized person has provided any written materials concerning this offering to potential investors. The Company further confirms that no research report about it has been published or distributed by any broker or dealer that is participating or will participate in this offering.

Risk Factors

To comply with PRC laws and regulations limiting foreign ownership of telecommunication and online cultural business ... , page 28

3.                                      Your additional disclosure at the end of this risk factor indicates that a loss of control could result in disruptions in your business, which could materially and adversely affect your financial condition and results of operations. Likewise, you include similar disclosure at the end of page 32 regarding the possible impact on your business, financial condition and results of operations if MOFCOM determines that your contractual arrangements are subject to their national security review and those arrangements impact national security. Please revise your disclosures under both of these risk factors to specifically state the potential impact on the Group’s ability to consolidate the VIE should either of these events occur.

In response to the staff’s comment, the Company has revised its disclosure on pages 30 and 33 to specifically state the potential impact on its ability to consolidate the results of its VIE into its financial statements.

4.                                      We note your disclosures beginning on page 28 regarding the potential risks associated with conducting your business through VIE contractual arrangements. Please tell us which entity or individual(s) has possession and control over your corporate chops, seal or other controlling intangible assets. Explain to us the purpose of these assets and what it would mean for your corporate structure and operations should you lose control over these assets and tell us your consideration to include a separate risk factor discussion regarding this issue.

In response to the staff’s comment, the Company has added a separate risk factor on page 43 discussing these risks.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Acquisitions, page 62

5.                                      We note your response to our prior comment 7 and your revised disclosures beginning on page 62 where you state that you used a combination of the income approach and the market approach to estimate the fair value of the acquired business for each of the Dragon Joyce, Bright Way and Tastech and 3GUU transactions. Please explain to us how you used the market approach in your valuation analysis as it is unclear based on your current disclosure. Also, tell us what percentage weighting you applied to the income approach and the market approach to arrive at the estimated value. Lastly please expand your disclosures to incorporate this information.

The Company respectfully submits that it primarily used the discounted cash flow method under the income approach in estimating the fair value of the acquired business for each of Dragon Joyce, Bright Way, Tastech and 3GUU transactions. Cost of equity, which is one of the assumptions in the income approach, was derived under the market approach. The Company selected several comparable companies in deriving the cost of equity to calculate the discount rates used in the discounted cash flow method through the application of the capital asset pricing model. The Company has revised the disclosure on pages 66 through 69 accordingly.

Description of Certain Statement of Operations Items

Smartphone Games, page 76

6.                                      It appears you have changed how you count paying user accounts for single-player smartphone games as this number changed from 3,554,941 for the year ended December 31, 2010, as noted from your previous amendment, to 7,355,926 as stated in your current filing. On page 76 you state that you calculate the paying user accounts for the single-player games and mobile social games on a different basis due to limitations on the data you receive from the mobile network operators and application stores. Please explain further why the number of paying accounts for fiscal 2010 increased so significantly as a result of this change and why your revised methodology for counting paying user accounts is more accurate.

In response to the staff’s comment, the Company has revised its disclosure on page 80 to clarify that one of the reasons it uses different bases in calculating the paying user accounts for single-player games and mobile social games is its belief that doing so more accurately indicates the level of interest in the Company’s single-player and mobile social games and the ability of these games to generate revenue.

In its prior filings, the Company counted total paying user accounts for its smartphone single-player games as the number of user accounts that have paid to download its games for the relevant period, adjusted to eliminate double-counting of the same user accounts. Under its new method, the Company counts the aggregate number of subscription fee and download fee payments in determining its total paying user accounts.

Smartphone single-player games generate revenue through the payment of subscription fees and download fees, and thus differ from feature phone and smartphone mobile social games that generate revenue through the sale of in-game items. Given this difference, the Company believes that the aggregate number of subscription fee and download fee payments in a given period is a more accurate measure of the success and popularity of its smartphone single-player games during that period. The number is meaningful to investors because it demonstrates the interest in the Company’s smartphone single-player games, and the extent to which such interests are monetized, by showing (i) continued subscriptions by existing users for its games and (ii) new subscriptions by new users. If the games were not popular, this number would decrease. The Company’s prior method of counting smartphone single-player games showed only the increase in paying users and not the continued interest in its games, which is also monetized in monthly subscriptions. Furthermore, as the Company updates its game bundle from time to time by introducing new games, a number that shows continued interests in its game bundle is meaningful.

The same rationale does not apply to games where the users purchase in-game items because, as there is no time-based subscription, the popularity of the games can only be demonstrated by the number of unique paying users.

As a result of the change in calculation method, the number of paying user accounts for fiscal 2010 increased significantly, primarily because many of the Company’s single-player smartphone game players made multiple subscription payments during 2010 due to the popularity of our games, for which they were counted as multiple paying user accounts under the current method, and they would have been counted as a single paying user account under the old method.

7.                                      We note that you calculate the number of paying user accounts for the single-player smartphone games based on the number of monthly subscriptions to your game bundles and the number of downloads through an application store. Please clarify whether a user who pays a monthly subscription fee would also pay for a download through an application store. If so, tell us how you factor in the potential for double counting certain users in this metric. In your response, please clarify whether a monthly subscription to the game bundles gives the user access to all your single-player smartphone games or whether they are limited to certain games included in the bundle. In addition, please explain further your statement that “the number of paying user accounts represents the total number of paying frequency.”

In response to the staff’s comment, the Company has revised its disclosure on page 80 to clarify that a monthly subscription fee gives the user the right to download only the limited number of games included in the bundle and does not include all of the single-player smartphone games offered by the Company. For example, users can subscribe to one of the Company’s game bundles from China Mobile for RMB10 per month, which allows them to download the six smartphone single-player games included in that bundle. Each month that they continue their subscription, users will be permitted to download two additional games chosen by the Company. Once a game is no longer part of the subscription bundle or once the subscription ends, the user continues to have full access to those games they have downloaded onto their smartphone. A player could choose to simultaneously subscribe to multiple bundles or to separately download games from an application store, or both. A user who pays two subscription fees during one month or who both pays a subscription fee and a fee to download a game through an application store, would be counted as two “paying user accounts.” This is not double counting as it represents separate monetizing opportunities. Further, the Company has revised its disclosure on page 80 to clarify that the number of paying user accounts for its single-player smartphone games represents the total number of user payments to play its games.

Critical Accounting Policies

Share-Based Compensation

Restricted Share Units, page 90

8.                                      Please tell us whether there have been any subsequent valuations of the company’s ordinary shares since August 2011. If not, tell us what value was used to determine the number of shares issued in the settlement of options in October 2011, as described on page 89, as well as the fair value of your ordinary shares underlying the options issued in February 2012 and the restricted shares issued in March 2012, and how such values were determined. If subsequent valuations have been performed, please revise to include a discussion of the methodologies and assumptions used. Also, tell us if the March 2012 share purchase agreements factored into your valuation and if so, explain how. In addition, include a discussion of the significant factors contributing to the difference in the fair values determined between valuation dates. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement.

The Company respectfully submits that there were subsequent valuations of the Company’s ordinary shares in October 2011, February 2012 and March 2012. In response to the staff’s comment, the Company has revised the disclosure on pages 99 through 101 to include a discussion of the methodology and assumptions used in the valuation of the Company’s ordinary shares in October 2011, February 2012 and March 2012, respectively. In addition, the Company respectfully submits that the share purchase agreement entered into with MediaTek and one of its subsidiaries in March 2012 was not factored into the valuation of the Company’s ordinary shares in February 2012 and March 2012 because the share purchase transaction was completed in May 2012. Furthermore, the Company has revised the disclosure on pages 99 through 101 to include a discussion of the significant factors contributing to the changes in the fair value of the Company’s ordinary shares between valuation dates.

Liquidity and Capital Resources, page 104

9.                                      We note from your disclosures in Note 15 that the aggregate undistributed earnings of the Group’s subsidiaries located in the PRC, which are available for distribution to non-PRC resident parent companies, are considered to be permanently reinvested. Tell us whether you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of your PRC subsidiaries. In this regard, consider disclosing the amount of cash and investments that are currently held by your PRC subsidiaries and disclose the impact of repatriating the undistributed earnings of such subsidiaries.

In response to the staff’s comments, the Company has added disclosure on page 116 to disclose the amount of undistributed earnings held and the tax impact should such earnings be distributed.

Consolidated Financial Statements - China Mobile Games and Entertainment Group Limited

Consolidated Statements of Changes in Shareholders’ Equity, page F-7

10.                               We note you adopted ASU 2011-05 in the year ended December 31, 2011 and applied it retrospectively for each period presented. We further note that you present a line titled, “Foreign currency translation differences” in the consolidated statements of changes in shareholders’ equity, which represents the total other comprehensive income for each year. Please revise the descriptive title to this line item to other comprehensive income pursuant to the guidance in ASC 220-10-45-14.

In response to the Staff’s comment, the Company has revised the descriptive title to the line item “Foreign currency translation differences”‘ to “Other comprehensive loss” in the consolidated statements of change in shareholders’ equity on page F-7 pursuant to the guidance in ASC 220-10-45-14, Reporting Other Comprehensive Income in the Equity Section of a Statement of Financial Position.

Our Corporate History and Structure

Our Contractual Arrangements with VIE, page 113

11.                               We note that you are in the process of transferring all of the equity interests in Yingzheng to Dr. Lijun Zhang, your chairman, and entering into contractual arrangements with Dr. Zhang and Yingzheng. Please tell us the current status of these transfers and clarify whether you intend to complete such transfers prior to completion of this offering. Also, please confirm that you intend to file all new contractual arrangements between Dr. Zhang and Yingzheng as Exhibits pursuant to Item 8 of Form F-1 and Item 601(A)(10) of Regulation S-K.

The Company respectfully submits that it is currently in the process of working with PRC regulators for approval of the transfers, which is necessary because these regulators have granted to Yingzheng the various licenses and certificates to operate telecommunication and mobile online game businesses and, according to the relevant PRC laws and regulations, the proposed equity transfer requires pre-approvals from these regulators. Having completed its initial discussions with the regulators, the Company plans on submitting its formal application for the transfer in June and completing the transfer process within three to six months after such submission. Given this timeframe, the Company does not expect to complete the transfers prior to the completion of this offering and thus will not be able to file the contractual arrangements between Dr. Zhang and Yinzheng as exhibits to the F-1. The Company intends to file these contractual arrangements as exhibits through appropriate filings to the Commission after they are entered into.

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

12.                               You state on page F-12 that on December 16, 2011 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations and that Yitongtianxia reassigned to 3GUU BVI the rights to attend Yingzheng shareholders’ meetings and to vote on all matters in Yingzheng that require shareholders’ approval. As a result you state that Yitongtianxia ceased to be and 3GUU BVI became the primary beneficiary of Yingzheng. Please address the following as it relates to this transaction:

•                  Explain further the business purpose for the change in your organization structure such that 3GUU is now the primary beneficiary of Yingzheng;

•                  Tell us whether all of the agreements between Yitongtianxia and Yingzheng, as disclosed beginning on page F-10, are still in place with the original parties or whether they have each been re-assigned or otherwise modified. If they have not been re-assigned or modified, please explain how you concluded that Yitongtianxia was replaced by 3GUU BVI as the primary beneficiary of Yingzheng and specifically address how the current agreements between Yitongtianxia and Yingzheng factored into your analysis;

•                  Revise your disclosure regarding the significant terms of the VIE arrangements, as necessary, to address any new contractual arrangements and their terms between 3GUU BVI and Yingzheng;

•                  If 3GUU BVI is now the primary beneficiary of Yingzheng, please tell us how this new organizational structure complies with PRC laws and regulations on foreign ownership;

•                  If this new structure is not consistent with the PRC laws and regulations, tell us how you determined that consolidation of the VIE is still appropriate as of December 31, 2011; and

•                  Explain the inconsistencies between your disclosures indicating that Yitongtianxia is no longer the primary beneficiary of Yingzheng and the organizational diagrams provided throughout the filing where you discuss the contractual agreements between Yitongtianxia and Yingzheng and reflect Yitongtianxia’s effective control over Yingzheng through those agreements.

The Company respectfully submits that the business purposes for the change in the organization structure such that 3GUU BVI replaced Yitongtianxia as the primary beneficiary of Yingzheng are (i) the composition of 3GUU BVI’s board of directors is more representative of the Group’s executive officers than that of Yitongtianxia and (ii) 3GUU BVI can provide the financial support to Yingzheng efficiently from the Group’s perspective.

The agreements between Yitongtianxia and Yingzheng, as disclosed on pages F-9 and F-12, are still in place with the original parties, except for the agreement for voting proxies which has been reassigned to 3GUU BVI through a power of attorney agreement. Pursuant to the power of attorney agreement, Yitongtianxia reassigned the rights to attend Yingzheng shareholders’ meetings and to vote on all of the matters in Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI. In addition, 3GUU BVI agreed to provide unlimited financial support to Yingzheng for its operations, as disclosed on page F-12. As a result of the reassignment of voting proxies from Yitongtianxia to 3GUU BVI and the provision of unlimited financial support from 3GUU BVI to Yingzheng, 3GUU BVI, replaced Yitongtianxia as having the power to direct the activities of Yingzheng that most significantly impact Yingzheng’s economic performance and the obligation to absorb the expected losses of Yingzheng. Yitongtianxia essentially only retains the right to receive the expected residual returns of Yingzheng. Prior to December 16, 2011, Yitongtianxia held all of the variable interests of Yingzheng. Since December 16, 2011, 3GUU BVI and Yitongtianxia, as a group of related parties, have held all of the variable interests of Yingzheng. 3GUU BVI has been determined to be most closely associated with Yingzheng within the group of related parties and replaced Yitongtianxia as the primary beneficiary of Yingzheng on December 16, 2011.

In response to the Staff’s comment, the Company has revised the disclosure on page F-12 to clarify the terms between 3GUU BVI and Yingzheng and the basis for the conclusion that Yitongtianxia was replaced by 3GUU BVI as the primary beneficiary of Yingzheng.

The Company’s PRC counsel is of the opinion that, subject to disclosure of the uncertainties regarding the interpretation and application of relevant PRC laws and regulations on pages 29 and 30 of the prospectus, the power of attorney agreement and Yitongtianxia’s reassignment of the rights to attend Yingzheng shareholders’ meetings and to vote on all of matters relating to Yingzheng that require shareholders’ approval irrevocably entrusted to it by shareholders of Yingzheng to 3GUU BVI are not prohibited by PRC law, including the PRC laws and regulations on foreign investment, and therefore the agreements are valid and legally binding and do not result in any violation of PRC law.

In response to the staff’s comments, the Company has revised the organizational charts on pages 7 and 128 to reflect 3GUU BVI is now the primary beneficiary of Yingzheng.

13.                               We note from your response to prior comment 17 that the company entered into a supplementary agreement with the VIE and its shareholders on December 30, 2011 to amend each of the technology service agreement and the loan agreement to automatically renew unless the company, in its sole discretion, disagrees. However, we further note your revised disclosure on page F-11 states that the technology services agreement and the loan agreement will be automatically renewed unless either party disagrees. Please explain this apparent inconsistency or if true, revise your disclosures to be consistent with the terms stated in your response.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-11 to be consistent with the terms stated in the response to prior comment 17.

Revenue Recognition

Feature Phone Games, page F-24

14.                               We note your revised disclosures on page 138 regarding your cooperation agreement with Ouyinhua. Please provide a detailed analysis of how you determined that revenue from these arrangements should be recognized gross of the 80.5% paid to Ouyinhua. In this regard, tell us how you considered each of the factors in ASC 605-45-45 in determining you are the primary obligor in these arrangements. Also, tell us how you considered the guidance in ASC 605-50-45 in concluding that the amounts paid to Ouyinhua should be classified as cost of sales versus a reduction of revenue. In addition, while we note that you do not share revenues for games installed on T-cards, tell us whether you pay Ouyinhua a fee to pre-install your games on T-cards. If so, tell us the terms of such arrangements and describe your accounting for such costs.

The Company respectfully submits that the Company engaged Ouyinhua to provide pre-installation service of its feature phone games onto different feature phones of handset manufacturers and handset design houses that are Ouyinhua’s customers. Handset design houses provide mobile handset solutions, such as hardware design, component selection and sourcing, prototype testing, and production support, etc., to mobile phone manufacturers and mobile phone content providers. The Company entered into the cooperation agreement with Ouyinhua instead of directly with the handset manufacturers and handset design houses as it intended to leverage Ouyinhua’s broad network with its handset manufacturers and handset design houses. Ouyinhua’s services include the pre-installation of Funbox, the Company’s platform for downloading single-player games on feature games, as well as the Company’s games on the ROM and T-cards of its customers’ handsets. Pursuant to the cooperation agreement, Ouyinhua is entitled to profit sharing for providing the abovementioned service, which is based on a prescribed percentage of the Company’s net proceeds received from the mobile phone service providers for revenue generated from the games downloaded through Funbox or pre-installed on the ROM of a handset. Although the Company is not contractually obligated to share revenue for games specifically pre-installed on T-cards with Ouyinhua, the profits shared with Ouyinhua are considered compensation for all of its pre-installation services, including the pre-installation of Funbox  and games on both ROM and T-card of a handset. The profit sharing received from the Company is further shared between Ouyinhua and its customers pursuant to their cooperation agreements; however, the Company is not involved in such profit sharing percentage negotiation between Ouyinhua and its customers. Ouyinhua does not have a direct contractual relationship with mobile phone service provider, mobile phone operators or the mobile phone game players. In the arrangement of selling in-game premium features of mobile phone games on feature phones, Ouyinhua merely provides pre-installation services of feature phone games to the Company in accordance with ASC 605-45-45-3 as follows:

•                  The entity is the primary obligor in the agreement
As stipulated in the cooperation agreement with Ouyinhua, the Company is the primary obligor which is responsible to provide the in-game premium features purchased by the mobile phone game players. Upon the completion of the pre-installation services, Ouyinhua has no further obligation to the Company and the pre-installed games.  Ouyinhua also has no obligation on the in-game premium features purchased by the mobile phone game players.

•                  The entity has general inventory risk — before customer order is placed or upon customer return
This indicator is not applicable as there is no physical inventory in the mobile game business.

•                  The entity has latitude in establishing price
Neither the Company nor Ouyinhua has latitude in establishing price. As indicated in the response to prior comment 19, the Company is not involved in negotiating the profit sharing percentage between the mobile service providers and the mobile network operators. Therefore, it does not have information on the actual sale price of the in-game premium features sold to the mobile phone game players as the sales price is set at the discretion of the mobile network operators.

•                  The entity changes the product or performs part of the service
The Company is responsible to provide the in-game premium features purchased by the mobile phone game players.

•                  The entity has discretion in supplier selection
The Company has the discretion to select the service providers to provide the pre-installation service.

•                  The entity is involved in the determination of product or service specifications
The Company determines the type, nature, characteristics and specifications of the in-game premium features provided to the mobile phone game players.

•                  The entity has physical loss inventory risk
This indicator is not applicable as there is no physical inventory in the mobile game business.

•                  The entity has credit risk
If the mobile phone game players default on payments, the Company will not receive any cash from the mobile phone service providers and the Company is not obligated to share profit with Ouyinhua. Therefore, both the Company and Ouyinhua have credit risk.

Based on the above analysis, we concluded that the Company is the principal in the arrangement for the sale of in-game premium features on feature phone games and Ouyinhua is merely an agent to provide pre-installation services to the Company. Therefore, the Company recorded the proceeds received from the mobile phone service providers after deducting the amounts shared by the mobile network operators and mobile phone service providers as revenue and the profit sharing to Ouyinhua as cost of sales when incurred in accordance with ASC605-45.

In accordance with ASC 605-50-45-2, cash consideration given by a vendor to a customer, including a reseller, is presumed to be a reduction of the selling prices of the vendor’s products or services and is characterized as a reduction of revenue when recognized in the vendor’s income statement. As indicated in our response to your prior comment 19, the Company’s feature phone games customers/resellers are the mobile phone service providers who in turn contracts with mobile network operators and Ouyinhua is only considered to be an agent to provide pre-installation service to the Company. Therefore, the provision of ASC 605-50-45 is not applicable to the cooperation arrangement between the Company and Ouyinhua.

15.                               We note from your response to prior comment 20 and your revised disclosures on page F-24 that when a mobile phone game player leaves the game they are currently playing and performs other functions on their feature phones, the previously purchased premium features can no longer be accessed. Based on the disclosures on page 74, in addition to purchasing in-game premium features, such as weapons, accessories and pets, it appears that players can also pay to extend the duration of the games. Please tell us how you recognize revenue when a player pays to extend the duration of the game and tell us what percentage of your feature phone games revenue is from the sale of this feature versus the sale of the other in-game premium features.

The Company respectfully submits that all chargeable in-game premium features on feature phones, including the extension of game duration, are considered consumed immediately upon purchase as any unused premium features cannot be carried forward after the mobile phone game players exit the game. For example, a mobile game player would be given three chances to play a feature phone game for free. When the mobile game player used up the three chances, he could purchase additional three chances as an in-game premium feature to extend the duration of the game. However, as soon as he or she exits the game (as defined in our response to prior comment 20), any unused chances that he or she purchased would be considered immediately consumed. Therefore, revenue recognition is consistent for all chargeable in-game premium features on feature phone, including the extension of game duration, whereby the estimated proceeds to be received from the mobile phone service providers, using data generated from its internal system, are recognized as feature phone games revenue when the goods are delivered based on consumption of in-game premium features by the mobile phone game players.

Although the Company has information generated from its internal system on the number of in-game premium features sold by game, it does not track revenue generated from the sale of in-game premium features by nature. Thus, the percentage of revenue from the sale of in-game premium feature that extends the duration of game versus the sale of other in-game premium is not available. As (i) the nature of the in-game premium feature that extends the duration of the games is consistent with that of the other in-game premium features and (ii) the timing of revenue recognition is consistent for all in-game premium features on feature phones, the Company does not believe such information has any implication to the Company’s revenue recognition policy.

16.                               You indicate in footnote (2) to the table on page 75 that total paying user accounts for your feature phone games includes users that have paid to download your games or purchase in-game items. However, you also indicate on page 74 that certain feature phone games are pre-installed onto the feature phone handsets and users can download other games from your Funbox and Douwan platforms for free. Please clarify whether the feature phone game users ever pay for the games. If so, please revise to provide your revenue recognition policy for the sale of such games. Alternatively, if all feature phone games are provided free of charge; please revise your disclosures accordingly in footnote (2), and elsewhere throughout the filing, to clarify your reference to users that pay to download your games.

In response to the staff’s comment, the Company has revised its disclosure in footnote (2) on page 78, and elsewhere throughout the prospectus, to clarify that paying user accounts for all feature phone games and for smartphone mobile social games is the number of user accounts that have purchased in-game items for the relevant period.

Smartphone games, page F-27

17.                               We note from your response to prior comment 22 that you recognize revenue on game points ratably over the estimated average play period of the paying mobile game players, which you have determined to be three months. Please explain further your process for estimating the average play period of three months. In this regard we note that you track the purchase and log in history of paying mobile game players to estimate the average playing period of a game. Please tell us and revise your disclosures to include the significant judgments used in making this estimate. For example, explain how you consider the inactivity of a player in determining whether they have stopped playing the game entirely.

The Company respectfully submits that it, using data generated from its internal system, estimates the average playing period from the first time the mobile phone game players purchase game points through the period when the game players have not logged in the game for over two months. Mobile phone game players are deemed to be inactive if they have not logged into the game for two consecutive months, as most game players who have not logged in for over two months usually do not rejoin the game. The Company has revised the disclosure on pages 88 and F-27 accordingly.

Note 3. Concentration of Risk, page F-34

18.                               We note from your response to our prior comment 3 and the revised risk factor disclosures on page 19 that there appears to be a concentration of risk related to your cooperation agreement with Ouyinhua as a significant amount of your revenues and cost of revenues relate to this arrangement. Please revise to include a discussion of this relationship and agreement in the notes to the financial statements. We refer you to ASC 275-10-50-18.

In response to the Staff’s comment, the Company has revised the disclosures on page F-35 to include a discussion of the concentration of risk in connection with the cooperation agreement between the Company and Ouyinhua in accordance with ASC 275-10-50-18.

Note 15. Income Taxes, page F-50

19.                               We note that during fiscal 2011, you finalized the purchase price allocation for the 3GUU acquisition and recorded an additional deferred tax liability of RMB47,033 at December 31, 2010. Please explain further the basis of this adjustment and provide the specific tax guidance you relied upon. Also, please explain how 3GUU’s replacement of Yitongtianxia as the primary beneficiary impacted your tax accounting. In addition, we note that aggregate undistributed earnings of the Group’s subsidiaries located in the PRC that are available for distribution to non-PRC tax resident parent companies are considered to be permanently reinvested and as such it is not practicable to determine the amount of unrecognized deferred tax liabilities for temporary differences related to investments in PRC subsidiaries. Please explain further what impact this had on the reversal of your outside basis difference and why. In addition, specifically address your consideration of the applicable tax guidance with Yitongtianxia as the primary beneficiary of the VIE versus 3GUU.

The Company respectfully submits that the acquisition of the 3GUU Group was accounted for in accordance with ASC 805, Business Combinations, and a new basis of accounting at fair value was established in the Company’s consolidated financial statements for the assets acquired and liabilities assumed. The fair value adjustments were allocated to the entities within the 3GUU Group where the fair value resides. As 3GUU BVI and 3GUU HK are investment holding companies with no operations, the full fair value adjustments of RMB226 million were allocated to Yitongtianxia and Yingzheng based on their relative fair value on the date of acquisition.  Accordingly, RMB108 million and RMB118 million were allocated to Yitongtianxia and Yingzheng, respectively.

Pursuant to PRC tax laws, the tax basis of Yitongtianxia’s investment in Yingzheng, the VIE, does not change as a result of the acquisition while the accounting basis of Yitongtianxia’s investment in Yingzheng increased by RMB118 million after the allocation of the fair value adjustments.  In accordance with ASC 740-30-25-5, a deferred tax liability shall be recognized for the excess of the amount for financial reporting over the tax basis of an investment (“outside basis difference”) in a domestic subsidiary. On the acquisition date of the 3GUU Group, as Yitongtianxia is considered a foreign subsidiary of 3GUU HK and the Company has made an assertion of indefinite reinvestment of outside basis differences of foreign subsidiaries located in the PRC, no deferred tax liability was recorded on the additional outside basis difference of RMB108 million in accordance with ASC 740-30-25-18.  As Yitongtianxia was the primary beneficiary of Yingzheng on the date of acquisition of the 3GUU Group and both entities are located in the PRC, Yingzheng was considered the deemed domestic subsidiary of Yitongtianxia. As a result, a deferred tax liability of RMB47 million was recorded on the additional outside basis difference of RMB118 million in the final purchase price allocation for the acquisition of the 3GUU Group.

On December 16, 2011, 3GUU BVI, a BVI entity, replaced Yitongtianxia, a PRC entity, as the primary beneficiary of Yingzheng.  As a result, Yingzheng became a deemed foreign subsidiary of 3GUU BVI.  In accordance with ASC 740-30-25-18, a deferred tax liability shall not be recognized for the excess of the amount for financial reporting over the tax basis of an investment in a foreign subsidiary or a foreign corporate joint venture that is essentially permanent in duration unless it becomes apparent that those temporary differences will reverse in the foreseeable future. As the Company has made an assertion that the outside basis difference and undistributed earnings of Yingzheng will be indefinitely reinvested in the PRC, it is not practical to determine the amount of unrecognized deferred tax liabilities for the outside basis differences related to the investment in Yingzheng.  As such, the deferred tax liability of RMB51 arising from the outside basis difference and undistributed earnings of Yingzheng was reversed to the consolidated statements of comprehensive income as an income tax benefit during the year ended December 31, 2011.

20.                               Please tell us and revise your disclosure to explain further “Deemed taxation basis differential” in your reconciliation of the PRC statutory tax rate to the effective income tax provision on page F-52.

The Company respectfully submits that the “Deemed taxation basis differential” in the reconciliation of the PRC statutory tax rate to the effective income tax provision on page F-52 represents the difference in income tax expenses calculated at the PRC statutory tax rate of 25% on the income before taxes versus on deemed profits of Shenzhen Douwan, a wholly-owned subsidiary of the Company. In year 2010, Shenzhen Douwan was subject to enterprise income tax (“EIT”) at a statutory income tax rate of 25% on its income before taxes; while in year 2011, Shenzhen Douwan adopted the deemed profits basis for computing income taxes and was subject to EIT at a statutory income tax rate of 25% on its deemed profits calculated at 30% of its net revenues. In response to the Staff’s comment, the Company has revised the disclosures on pages F-52 and F-53 to explain further “deemed taxation basis differential” in the reconciliation of the PRC statutory tax rate to the effective income tax provision.

Note 16. Share-based payments

Option Granted to Employee of the Company or Employees of VODone, page F-75

21.                               We note your discussion that the exercise price for the February 2012 option grants shall be adjusted to a price not lower than the new issue price as the company’s board of directors deems appropriate. Please explain further how the exercise price of these options may be changed. For example, assuming the estimated price of this offering exceeds $0.605 per share, tell us if the exercise price for such options will increase and conversely if the offering price is less than $0.605 per share, tell us if you will decrease the exercise price for these options. Also, tell us how this adjustment feature impacted the classification of, and your accounting for, these options and provide the specific guidance you considered.

The Company respectfully submits that the exercise price of the February 2012 option grants shall be adjusted to the price of this offering price if the price of this offering exceeds $0.605 per share, whereas the exercise price of these option grants shall remain unchanged if the price of this offering is less than $0.605 per share.

In accordance with ASC 718, Compensation-Stock Compensation, the accounting grant date for these share options was February 6, 2012, as the Company and the grantees reached a mutual understanding of the key terms and conditions of the awards when the grantees began to be adversely affected by subsequent changes in the price of the Company’s ordinary shares. The share options granted to the Group’s employees are classified as equity awards which are measured based on the grant date fair value. As a market condition in which the exercise price varies with the price of the Company’s ordinary shares is attached to the share options, the market condition was considered in the estimate of their grant-date fair value. Compensation cost for these awards with a market condition granted to employees of the Company is recognized ratably for each vesting tranche, using the accelerated attribution method, over the requisite service period regardless of whether the market condition is satisfied.

ASC 718 does not apply to awards granted by an entity to employees of its controlling parent company. As a result, ASC 718 is not applicable to the share options granted by the Company to employees of VODone on February 6, 2012.  However, VODone, as the controlling parent of the Company, can always direct the Company to grant share-based awards to its employees, the Company measured the fair value of the shares options granted to employees of VODone at the grant date and recognized that amount as a dividend to VODone without regard to whether the options are subject to vesting provisions. While this is not consistent with the measurement model for share-based awards granted to nonemployees described in ASC 505-50, Equity: Equity-Based Payments to Non-Employees, the Company considered the departure from ASC

505-50 was not unreasonable given that the grant of share options to employees of VODone was a capital transaction rather than compensation.  Accordingly, the grant-date fair value of the share options granted to employees of VODone was recorded as a one-time deemed dividend distribution to shareholder on February 6, 2012.

The Company has revised the disclosures on page F-100 to clarify how the adjustment feature impacted the classification of and accounting for the February 2012 options.

Restricted share units, page F-60

22.                               Please revise to clarify whether there is a service condition in addition to the performance condition attached to the vesting of the restricted share units. Also clarify whether the restricted share units are forfeitable should employment terminate prior to the liquidity condition being met. In addition, revise to disclose the amount of unrecognized compensation expense that you will begin to recognize upon consummation of this offering for both the 2011 and 2012 restricted share grants.

In response to the staff’s comment, the Company has revised the disclosures on page F-60 to clarify that there is a service condition in addition to the performance condition attached to the vesting of the restricted share units.  Pursuant to the subscription agreement, the restricted shares must be repurchased by the Company at the original subscription price of US$0.001 per share should employment terminate prior to the liquidity condition being met. This repurchase feature essentially is a forfeiture provision in the form of an option that permits the Company to reacquire shares for an amount equal to the original issue price if the grantee terminates employment before the consummation of a qualified initial public offering by the Company.  In addition, the Company has revised the disclosures on pages F-60 and F-102 to disclose the amount of unrecognized compensation expense that the Company will begin to recognize upon consummation of this offering for both the 2011 and 2012 restricted share grants.

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If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
David J. Roberts, Esq., O’Melveny & Myers LLP
Ringo Choi, Partner, Ernst & Young Hua Ming